SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on November 8, 2023.

By letter dated November 8, 2023,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period (three-month period)	in million ARS
	09/30/2023	09/30/2022
Results of the period (three-month period)	78,969	12,471
Attributable to:
Shareholders of the controlling company	40,780	8,271
Non-controlling interest	38,189	4,,200

2. Other comprehensive income for the period (three-month period)	in million ARS
	09/30/2023	03/30/2022
Other comprehensive income for the period(three-month period)	(6,598)	(10,208)
Attributable to:
Shareholders of the controlling company	(2,160)	(3,693)
Non-controlling interest	(4,438)	(6,515)

3. Total comprehensive income for the period (three-month period)	in million ARS
	09/30/2023	09/30/2022
Total comprehensive income for the period (three-month period)	72,371	2,263
Attributable to:
Shareholders of the controlling company	38,620	4,578
Non-controlling interest	33,751	(2,315)

4. Equity details	in million ARS
	09/30/2023	09/30/2022
Share Capital	586	584
Treasury shares	7	8
Comprehensive adjustment of capital stock and of treasury shares	73.534	73,528
Warrants	6,881	6,977
Share Premium	91,596	90,783
Premium for trading of treasury shares	(5,287)	660
Legal Reserve	7,076	3,338
Special Reserve (Resolution CNV 609/12)	47,772	-
Cost of treasury share	-3,365	(3,571)
Conversion reserve	5,432	(862)
Reserve for securities issued by the Company acquisition	712	712
Other reserves	9,037	1,384
Retained earnings	84,461	69,779
Shareholders’ Equity attributable to controlling company’s shareholders	318,442	243,320
Non-controlling interest	402,708	355,938
Total shareholder's equity	721,150	599,258

Pursuant to Article 63 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 593,454,045 (equivalent to 59,345,404 ADS, including treasury shares), divided into 593,389,883 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share and 64,162 non-endorsable nominative ordinary shares of Nominal Value 1 ARS each with the right to 1 vote each in registration process. Total shares outstanding is 586,329,827.

The Company's market capitalization as of September 30, 2023, was approximately USD 397 million. (59,345,404 ADS with a price per ADS of USD 6.69)

As of September 30, 2023, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA), Agroinvestment S.A and Consultores Venture Capital Uruguay S.A.(CVCU), owns 228,519,673 shares, accounting for 38.97% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay, Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106.

In addition, we report that as of September 30, 2023, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA, Agroinvestment S.A. and CVCU, and the treasury shares, the remaining shareholders held 357,810,154 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 61.03% of the issued and subscribed capital stock.

It should be considered that in March 2021 the company increased its share capital by 90 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 90 million warrants were issued. Likewise, as a consequence of the payment of cash dividends made on October 12, 2023, certain terms and conditions of the outstanding warrants to subscribe common shares were modified, being the current conversion ratio of 1.2548 common shares per warrant exercised and the current exercise price of USD 0.4508 for each share.The warrants expire on March 10, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “CRE3W” and on the NYSE under the symbol “CRESW”. As of today, the number of warrants outstanding is 88,236,618.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 704,173,353. We also inform that if the group of control were to exercise its warrants like the rest of the shareholders, its stake would increase by 44,091,287 ordinary shares, which would mean a 39.11% stake on the share capital, that is, 272,610,960 shares.

Below are the highlights for the three-month period ended September 30, 2023:

●
The net result for the first quarter of fiscal year 2024 recorded a gain of ARS 78,969 million compared to ARS 12,471 million in the same period of 2023, mainly due to the gain from changes in the fair value of IRSA's investment properties. The result attributable to the controlling shareholder was ARS 40,780 million gain, compared to ARS 8,271 million gain in the same period of 2023.

●
The adjusted EBITDA for the period reached ARS 14,340 million, 39.1% lower than the same period in 2023. The adjusted EBITDA of the agricultural segments was ARS 5,069 million.

●
The 2024 campaign is being developed with better weather conditions in the region, mainly in Argentina, and correction of international commodity prices and costs. We hope to plant approximately 289,000 hectares, 2% more than in the 2023 campaign.

●
After the end of the quarter, we sold a fraction of 4,262 hectares of reserve with productive potential of “Los Pozos” farm, in the province of Salta, Argentina, for USD 2.3 million.

●
On October 5, 2023, the Shareholders' Meeting approved the distribution of a cash dividend of ARS 22,000 million and in kind through the delivery of 22.1 million IRSA shares, as well as approved the distribution of own treasury shares, representing approximately 1% of the stock capital.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 8, 2023